Mail Stop 3561

                                                            December 1, 2017

Mr. Brent Y. Suen
Chief Executive Officer
Weyland Tech, Inc.
198 Wellington Street
8/F The Wellington
Central, Hong Kong SAR
Hong Kong HKSAR

        Re:      Weyland Tech, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2016 Filed March 31, 2017
                 Form 10-Q for Fiscal Quarter Ended September 30, 2017 Filed November 14, 2017
                 Form 8-K, Filed April 13, 2017
                 Form 8-K, Filed May 9, 2017
                 File No. 000-51815

Dear Mr. Suen:

        We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Overview, page 11

    1. In future filings, please provide additional disclosure about the agreements referenced on pages 11-12, to the extent they are important to your business. In doing so, please briefly describe your obligations under each such agreement and the counter-party's obligations
 Mr. Brent Suen
Weyland Tech, Inc.
December 1, 2017
Page 2

       to you. If material, please file these agreements as exhibits to your next periodic report. Please refer to Item 601(b)(10) of Regulation S-K.

Results of Operation for the Fiscal Year Ended December 31, 2016, page 14

    2. In future filings, please quantify to the extent practicable the factors you cite as impacting your results of operations. For example, please quantify the increase in revenues attributable to additional subscription sales through existing Cooperation Agreements and the revenues attributable to new subscriptions sold to existing customers. Please also provide narrative or quantitative disclosure, to the extent practicable, that provides investors with insight as to the primary geographic regions from which you derive revenue. Please refer to Item 303 of Regulation S-K.

Financial Statements for the Year Ended December 31, 2016

Note 2   Summary of Significant Accounting Policies

Revenue Recognition, page F-8

    3. Please tell us in more detail how you generate revenue. In doing so, please respond to the following:

           You indicate on page 11 that you have entered into several types of agreements, including software licensing agreements to provide a "white label" rollout of your
           CreateApp platform in certain geographies, software licensing agreements to distribute your CreateApp platform in certain geographies, certain strategic cooperation agreements, an exclusive customer agreement, and a master service agreement. You also refer at the bottom of page 13 to generating sales through a direct sales model, a reseller model, and a white label sales model. Please tell us whether the disclosures on pages 11 and 13 are using different terminology to refer to the same type of contracts or whether these represent distinct types of contracts.

           For each type of contract that contributed a significant portion of your revenue in
           2016 or the nine months ended September 30, 2017, please tell us in more detail what services you are providing your customer, how and when you generate revenue from the contract, and what types of cost of services you incur. If your customer is a reseller or distributor, also tell us what services, if any, the reseller or distributor is providing to the end user and whether the reseller or distributor receives any compensation for those services. Additionally, please tell us if resellers or distributors pay you a fee independent of their sales to end users or whether your revenue is solely dependent on their sales to end users.

           Your accounting policy refers to multiple-element arrangements, such as instances where you design a custom website and separately offer other services. If multiple-
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Weyland Tech, Inc.
December 1, 2017
Page 3

           element arrangements comprise a significant portion of your revenue, please tell us the methodology that you use to allocate revenue to the various elements.

           Please tell us the typical length of your software licenses or whether they are perpetual licenses. Also tell us whether your software licenses typically include other deliverables such as when-and-if-available upgrades or post-contract customer support, and if so, how you account for these other deliverables.

Item 9 A(T). Controls and Procedures, page 16

    4. We note your disclosure that as of the end of the period covered by your 10-K you carried out an evaluation as required by Rule 13a-15 under the Exchange Act of the effectiveness of the design and operation of your disclosure controls and procedures.
       However, you have not provided your principal executive and financial officer's conclusions regarding whether your disclosure controls and procedures are effective.
       Please amend your filing and revise your disclosure to state in clear and unqualified language the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. This comment is also applicable to your September 30, 2017 Form 10-Q.

    5. If your conclusion is that your disclosure controls and procedures were effective at either
       December 31, 2016 or September 30, 2017, please tell us how your certifying officers were able to conclude that your disclosure controls and procedures were effective in light of the material weakness you identified in your discussion of internal control over financial reporting.

    6. We note your disclosure that you have enhanced your current procedures and will fully comply with the disclosure controls and procedures and internal controls over financial reporting in fiscal year 2017. Please revise your disclosures to specifically identify and describe any change in your internal control over financial reporting, made during your most recent fiscal quarter, which has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of
       Regulation S-K.

Annual Report of Management on Internal Control over Financial Reporting, page
16

    7. We note your disclosure that your management assessed the effectiveness of your internal control over financial reporting and, based on that evaluation, they concluded that during the period covered by your Form 10-K, your internal controls and procedures were effective to detect the inappropriate application of US GAAP rules. However, we also note you disclose that the deficiencies that existed in the design or operation of your internal controls over financial reporting that adversely affected your internal controls represent material weaknesses, and that these material weaknesses have not been remediated. Please note that management is precluded from determining that internal
 Mr. Brent Suen
Weyland Tech, Inc.
December 1, 2017
Page 4

       control over financial reporting is effective if one or more material weaknesses in internal control over financial reporting have been identified. Please amend your filing to revise your management's conclusion as to the effectiveness of your internal control over financial reporting. Refer to SEC Release No. 33-8238, available on our website at
       https://www.sec.gov/rules/final/33-8238.htm#iib3c.

    8. Please also revise your Management's Report on Internal Control over Financial
       Reporting to disclose the framework you used in your evaluation of internal control over financial reporting. Please refer to SEC Release No. 33-8238, Section B.3a. for guidance on selecting an appropriate framework.

Item 13. Certain Relationships and Related Transactions, and Director
Independence

Transactions with Related Persons, page 23

    9. Your disclosure elsewhere identifies Mr. Foong as a named executive officer and the creator of CreateApp, a platform licensed to the company. In future filings, please include discussion of the CreateApp transactions, including the "Global Exclusive
       Licensing" agreement referenced on page 13, pursuant to Item 404 of Regulation S-K, or advise why you believe such disclosure is not required.

Current Reports on Form 8-K, Filed April 13, 2017 and May 9, 2017

    10. It appears that information is redacted from the agreements filed as exhibits 4.1, 4.2 and
        10.1 to the aforementioned current reports. It does not appear, however, that you have sought confidential treatment for this information. Please file complete, unredacted copies of each of those agreements with your next current or periodic report. Alternatively, if you believe that confidential treatment of particular information
        is warranted, you may request confidential treatment pursuant to Rule 24b-2 of the
        Exchange Act. For guidance in preparing a confidential treatment request, please refer to
        Staff Legal Bulletin No. 1A (Feb. 28, 1997 with the July 11, 2001 addendum).


        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mr. Brent Suen
Weyland Tech, Inc.
December 1, 2017
Page 5


       You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me, at (202)
551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney at (202) 551-7689 or Lisa Kohl, Legal
Branch Chief at (202) 551-3252 with any other questions.


                                                          Sincerely,

                                                          /s/ Jennifer Thompson

                                                          Jennifer Thompson
                                                          Accounting Branch
Chief
                                                          Office of Consumer
Products